Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For June 27, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

N E W S   R E L E A S E

Trading update

Gallaher Group Plc confirms that overall current trading is in line with expectations, as stronger performances from the Group’s CIS markets are offsetting weakened market conditions in the Group’s Rest of World division.

The following statement is being issued ahead of the close period leading up to the announcement in September of the Group’s results for the six months ended 30 June 2006.

Gallaher’s total cigarette volumes increased 4.4% to 68.3bn in the first five months of 2006. This growth reflects the inclusion of the CITA acquisition and strong performances across the CIS, which have more than offset declines in some of the Group’s European markets.

United Kingdom

Gallaher estimates that the UK duty-paid cigarette market declined by about 4-5% in the first five months of 2006. Downtrading by consumers from higher-priced brands into the value sector continued at an expected rate.

Gallaher’s UK market share (excluding distributed brands) was 38.7% in the five month period. This performance was assisted by the roll-out to the convenience and independent channels of Sterling, which grew its market share to 2.9% in the period.

Gallaher maintained its overall lead of the UK cigar market with a share of 44.9%.

Gallaher expects that UK EBITA will be more weighted to the second half of the year, reflecting the full six month effect of the May 2006 price increase.

Europe

Trading conditions in Europe continue to be challenging. The factors contributing to market declines have been: higher taxation; persistent cross-border trade; lower UK tourist volumes; and, the initial effect of workplace smoking bans. Some markets have also been subject to increased competition in the value segment, which has encouraged further downtrading. However, volume sales from the CITA acquisition have offset volume declines caused by these difficult trading conditions.

Continued/…

The duty-paid Austrian cigarette market increased by 7.6% over the period, as a result of a weak comparator period in 2005. Gallaher’s leading share of the total Austrian cigarette market was maintained, with an anticipated reduction in market share to 39.9% due to the growth in the value sector and the repositioning of Memphis Classic to a higher price point in 2005. The Austrian government implemented a minimum selling price on 15 May 2006, amounting to €3.25 per pack this year.

In the Republic of Ireland, Gallaher estimates that the underlying cigarette market was broadly flat. Gallaher maintained its lead of the market with a share of 49.5%.

Trading conditions in Spain, during early 2006, were particularly challenging. At the end of 2005 and into 2006 there were significant pricing reductions leading to intense competition in the value sector. After the introduction of a minimum tax at the end of February 2006, the prices have broadly stabilised. Gallaher’s total market share (including CITA) was 5.6% for the five month period.

Full year EBITA from the European tobacco business is targeted to be marginally ahead of 2005 levels. With the particularly difficult pricing conditions in Austria and Spain impacting the earlier part of the year, however, Europe tobacco EBITA in the first half is expected to be broadly flat versus the first half of 2005.

During the first six months of 2006, the distribution operations have fully benefited from the cost control measures implemented during 2005. As such, Gallaher is targeting first half distribution EBITA growth of around 5-6%. In the second half of the year, however, the division’s performance will be compared to a period which benefited from the measures implemented in 2005.

Commonwealth of Independent States

Throughout its key CIS markets, Gallaher continues to benefit from improved product mix, which, coupled with an ongoing focus on low cost production, is delivering strong profitable growth across the region.

In Russia, the Group’s market share was steady at 17.0% in the first five months. The Group continued to improve its sales mix. In particular, Gallaher’s share of the premium sector increased to 4.9%, driven by the growth of Sobranie.

In Kazakhstan, the Group increased its market share to 37.4% in the period. Sovereign maintained its leading position with a market share of 17.7%. LD also maintained its position as the leading brand in the value sector, and Sobranie continued to grow its share, up to 4.2%.

Gallaher’s share of the total cigarette market in Ukraine was 16.7% in the first five months, and its share of the intermediate-priced sector grew to 23.8%. The Group also improved its share of the higher-priced sector.

As a result of the strong trading performances across the Group’s CIS markets, this division’s 2006 full year EBITA growth is now expected to be ahead of the growth rate achieved in 2005. As the spread of CIS operations broadens, Gallaher expects the half-year split of full year CIS EBITA to be less pronounced than in previous years, with over 40% of annual earnings being attributable to the first half.

Rest of World

In Sweden, Gallaher estimates that the underlying market for duty-paid cigarettes was down around 3%. The duty-paid cigarette market, however, declined by around 9% in the first five months as a result of trade demand ahead of the January 2006 tax increases and the nationwide public places smoking ban introduced in June 2005. The impact of the phasing of trade sales will affect full year earnings in Sweden, with the impact being more pronounced in the first half.

In Poland, challenging competitive conditions resulted in significant price movements and duty absorption by competitors during the first five months. Gallaher chose not to reduce prices, with a consequential and anticipated decline in the Group’s share of the market to 5.2% in the five months to May.

In Africa, the phasing of trade sales in Nigeria has impacted the first half. In South Africa, the Group’s on-shore operation is performing in line with expectations.

Reflecting the difficult trading conditions across the Group’s RoW markets, and the revenue expenditure relating to the Group’s investment in establishing an on-shore manufacturing facility in Singapore, and investment into new export markets, Gallaher is now targeting full year RoW EBITA to be broadly flat. With many of the significant issues impacting the first half more than the second half of the year (in particular, the impact of the phasing of trade sales in Sweden), Gallaher expects that RoW first half EBITA will be down sharply versus the first half of 2005.

Exceptional charges

As at 31 December 2005, the exceptional charges relating to the Group’s European restructuring programmes totalled £91m (out of the previously announced expected total of £95m to achieve annualised savings of at least £30m by the end of 2007). Following the acquisition of CITA, Gallaher expects exceptional restructuring charges to increase to around £100m, incorporating the additional costs associated with the combination of commercial operations (as detailed in the announcement on 22 September 2005).

27 June 2006

For further information, contact:

Claire Jenkins, director, investor relations	Tel: 01932 372000

Anthony Cardew, Cardew Group	Tel: 020 7930 0777

Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's strategy, market trends, impact of market trends and price increases, projected sales, costs and results (including growth prospects in particular regions), plans and the impact of governmental regulations or actions, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuations, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time-to-time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: June 27, 2006	Title:	Programme Manager, Investor Relations